Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
All amounts in Canadian dollars unless specified otherwise		Saskatchewan Canada

Cameco announces third quarter results: financial performance on track for strong finish to the year; nuclear fundamentals strengthened by transformational partnership to deploy Westinghouse reactors in the US; annual dividend declared

November 5, 2025

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2025, in accordance with International Financial Reporting Standards (IFRS).

“Our year-to-date financial results demonstrate strong performance across our uranium, fuel services, and Westinghouse segments, underscoring the resilience of our strategy in a dynamic market that is being continually reinforced by tremendous positive momentum,” said Tim Gitzel, Cameco’s chief executive officer. “Driven by disciplined long-term contracting and management of our supply sources, alongside strategic partnerships that can add significant future value, we are positioned at the forefront of the global nuclear resurgence.

“As the global energy landscape evolves, nuclear continues on a path towards robust expansion and meaningful transformation. We’re seeing significant attention across all areas of the nuclear fuel cycle, beyond uranium mining – but a good narrative won’t turn a turbine. Cameco is in an exceptional position, with decades of experience operating unique and complex assets that are critical to the long-term health of the nuclear industry, and a deep understanding of how to build value across the nuclear fuel markets. That experience allows us to be selective in committing unencumbered productive capacity under long-term contracts, while ensuring alignment with customer needs, maintaining downside protection, and preserving exposure to future market price improvement.

“Our supply sourcing flexibility is a key advantage. We fulfill sales commitments through a mix of production, inventory, product loans, and both market and long-term purchases, all planned years ahead of time to provide for flexibility in how we source the supply we need. This quarter reflects that flexibility, as we adjusted a number of the supply levers we have at our disposal, including our planned market purchases and product loans, to help offset the impact of expected changes in our 2025 uranium production outlook. While the development delays at McArthur River and Key Lake that we announced in August have reduced our consolidated production forecast, we expect to meet our delivery commitments – just as we always have – by balancing all available sources with a focus on value creation, risk management, and sustainability.

“Beyond core operations, we were delighted to announce the transformative partnership with Brookfield Asset Management and the US Government last week, which we expect to accelerate global Westinghouse reactor deployment. The partnership provides for the US Government to arrange financing and facilitate the permitting and approvals of new Westinghouse nuclear reactors with an aggregate investment value of at least $80 billion (US). This milestone is expected to strengthen energy security, revitalize supply chains, and creates significant growth opportunities for both Westinghouse and for Cameco. It reaffirms our position as a driving force behind nuclear expansion and leverages our integrated fuel cycle and downstream investments to meet rising demand for carbon-free, reliable baseload power.

“Nuclear energy is gaining momentum worldwide with its reliability, scalability, and carbon-free attributes. That strength is reflected in Cameco’s improving performance as we navigate challenges and seize opportunities. We remain focused on strong partnerships and long-term value creation, enhancing energy and national security objectives, and advancing nuclear as a cornerstone of the clean energy transition.”

Third Quarter Highlights

FINANCIAL HIGHLIGHTS

•

Consolidated performance: Results in the third quarter were comparable to 2024 with a small net loss, adjusted net earnings of $32 million, and adjusted EBITDA of $310 million. Although third quarter sales volumes were lower overall, our average realized prices continue to improve in both uranium and fuel services segments, and equity earnings from our investment in Westinghouse were stronger than in 2024. During the first nine months of the year, net earnings of $391 million, adjusted net earnings of $410 million and adjusted EBITDA of $1.3 billion were significantly higher than in 2024. See Consolidated financial results in the third quarter MD&A for more information.

•

Strong balance sheet: Thanks to our risk-managed financial discipline, our balance sheet remains strong. As of September 30, 2025, we had $779 million in cash and cash equivalents, $1.0 billion in total debt and a $1.0 billion undrawn revolving credit facility.

•

Uranium: In our core uranium segment, third quarter earnings before taxes were $172 million and adjusted EBITDA was $220 million compared to $171 million and $240 million in 2024, respectively, mainly as a result of lower sales volume than in the third quarter of 2024. Earnings before income taxes for the first nine months of the year were $681 million while adjusted EBITDA was $861 million, compared to $615 million and $788 million in 2024, respectively. Average realized price continued to show improvements as prices from fixed price contracts increased. See Financial results by segment – uranium in our third quarter MD&A for more information.

•

Fuel Services: In our fuel services segment, third quarter earnings before taxes were $17 million and adjusted EBITDA was $24 million compared to $17 million and $28 million in 2024, respectively, mainly as a result of a decrease in sales volumes. Earnings before income taxes for the first nine months of the year were $129 million while adjusted EBITDA was $156 million, compared to $71 million and $96 million in 2024. See Financial results by segment – Fuel services in our third quarter MD&A for more information.

•

Westinghouse: Westinghouse reported a net loss of $32 million (our share) for the third quarter, up from a loss of $57 million (our share) in the third quarter of 2024. Over the first nine months of the year, Westinghouse reported net earnings of $32 million, in comparison to a loss of $227 million in the same period in 2024. To better reflect the underlying operating performance, we use adjusted EBITDA as a performance measure for Westinghouse. In the third quarter of 2025, our share of Westinghouse’s adjusted EBITDA was $124 million, compared to $122 million in the third quarter of 2024, while for the first nine months adjusted EBITDA was $569 million, compared to $320 million in 2024. In October, Westinghouse received the cash associated with its participation in the construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic, and a distribution was made to the partners in October. Cameco received $171.5 million (US) representing our 49% share. See Our earnings from Westinghouse, in our third quarter MD&A for more information.

•

Dividend: With improving financial performance and the receipt of the additional distribution from Westinghouse in October, we are accelerating the increase of our dividend to $0.24 per common share, with our annual dividend to be paid on December 16, 2025. See Dividend in our third quarter MD&A for more information.

Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see page 5.

OPERATIONAL HIGHLIGHTS

•

Uranium: As announced in August, we now expect to produce between 14 million and 15 million pounds of U3O8 (100% basis; 9.8 million to 10.5 million pounds our share) in 2025 from McArthur River/Key Lake (previously 18 million pounds U3O8 on 100% basis; 12.6 million pounds our share). Performance to date at Cigar Lake has been strong, creating an opportunity to potentially produce 19 million pounds U3O8 (100% basis) which would offset up to 1 million pounds (100% basis) of the shortfall at the McArthur River/Key Lake operation. See Our operations in our third quarter MD&A for more information.

•

JV Inkai: JV Inkai continues to target 2025 production of 8.3 million pounds (100% basis) of uranium of which our purchase allocation is expected to be 3.7 million pounds. The first shipment from JV Inkai containing our remaining share of 2024 production (approximately 900,000 pounds) and approximately 2.0 million pounds of our share of Inkai’s 2025 production, is currently in transit and expected to arrive at the Blind River refinery in early November. The majority of our remaining share of 2025 production is expected to be delivered before the end of 2025. See Our operations- Uranium 2025 Q3 Updates in our third quarter MD&A for more information.

•

Fuel Services: At our Fuel Services division, our annual production expectation, which includes UF6 conversion, UO2 conversion, and heavy water reactor fuel bundles, remains between 13 million and 14 million kgU. At Port Hope, we continue to work towards achieving a UF6 production rate of 12,000 tonnes per year, closely aligned with our licensed capacity, in order to satisfy our book of long-term commitments and demand for conversion services. See Our Operations – Fuel Services 2025 Q3 Updates in our third quarter MD&A for more information.

MARKETING HIGHLIGHTS

•

Deliveries and inventory: In the third quarter, we produced 4.4 million pounds of uranium (our share), purchased 1.4 million pounds (purchased at an average unit cost of $82.51 per pound ($60.13 (US) per pound)) and borrowed 2 million pounds under product loan facilities. See Financial results by segment – Uranium in our third quarter MD&A for more information. After delivering 6.1 million pounds in the third quarter, our uranium inventory was 10.0 million pounds on September 30, 2025, with an average inventory cost of $47.56 per pound.

•

Contracting: In our uranium segment, over the next five years, we have contracts in place for average annual deliveries of over 28 million pounds of U3O8 per year, with commitments higher than the average in 2025 through 2027, and lower than the average in the years 2028 and 2029. As the market continues to improve, we expect to continue layering in volumes that capture greater future upside using market-related pricing mechanisms.

2025 OUTLOOK UPDATE

•	Production: As a result of the changes in our production plans noted above, we now expect our share of production of U3O8 to be up to 20 million pounds for 2025.

•	Market purchases: We have reduced our outlook for market purchases to up to 1 million pounds (previous outlook
•	up to 3 million pounds) as a result of our utilization of standby product loan facilities to offset the impact of the expected reduction in our 2025 production on our inventory balance.

•

Sales/delivery volumes: We have narrowed our guidance for the sales/deliveries volumes in our uranium segment to 32 to 34 million pounds (previously 31 to 34 million pounds) as we have greater confidence in the timing of potential uranium deliveries as we approach the end of the year.

ADDITIONAL HIGHLIGHTS

•

Strategic Partnership with US Government: Subsequent to the quarter, we, alongside Brookfield, entered into a strategic partnership with the US Government expected to accelerate the deployment of Westinghouse nuclear reactors in the US. This collaboration provides for the US Government to arrange financing and facilitate the permits and approvals for new Westinghouse nuclear reactors to be built in the US, with an aggregate investment value of at least $80 billion (US). The launch of a nuclear power plant construction program is expected to accelerate growth in Westinghouse’s energy systems segment during the construction phase, along with its core fuel fabrication and reactor services business for the life of the reactors, strengthening our integrated fuel cycle strategy, and supporting long-term growth through rising demand for nuclear fuel products, services and technologies.

•

Changes to the executive team: consistent with prudent succession planning and with Cameco’s ongoing commitment to execution of its balanced and disciplined strategy, effective January 1, 2026, the following changes will be made to the executive team:

•	Lisa Aitken will be appointed senior vice-president and chief marketing officer

•	David Doerksen will assume the role of senior advisor, marketing until March 31, 2026, at which time he is retiring

With these changes in the senior leadership team, we expect to continue to have the right people in the right positions, with the appropriate experience to help the company achieve its vision of powering a secure energy future.

Consolidated financial results

	THREE MONTHS ENDED			NINE MONTHS ENDED
HIGHLIGHTS	SEPTEMBER 30			SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2025	2024	CHANGE	2025	2024	CHANGE
Revenue	615	721	(15)%	2,281	1,953	17%
Gross profit	170	171	(1)%	697	533	31%
Net earnings attributable to equity holders	—	7	(100)%	391	36	>100%
$ per common share (basic)	—	0.02	(100)%	0.90	0.08	>100%
$ per common share (diluted)	—	0.02	(100)%	0.90	0.08	>100%
Adjusted net earnings (ANE) (non-IFRS, see page 5)[1]	32	24	33%	410	135	>100%
$ per common share (adjusted and diluted)	0.07	0.06	17%	0.94	0.31	>100%
Adjusted EBITDA (non-IFRS, see page 5)[1]	310	327	(5)%	1,338	1,007	33%
Cash provided by operations	156	52	>100%	731	376	94%

[1]

In the fourth quarter of 2024, we revised our calculation of adjusted net earnings and adjusted EBITDA to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change.

The financial information presented for the three months and nine months ended September 30, 2024, and September 30, 2025, is unaudited.

Selected segment highlights

			THREE MONTHS ENDED			NINE MONTHS ENDED
HIGHLIGHTS			SEPTEMBER 30			SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)			2025	2024	CHANGE	2025	2024	CHANGE
Uranium	Production volume (million lb)		4.4	4.3	2%	15.0	17.3	(13)%
	Sales volume (million lb)		6.1	7.3	(16)%	21.8	20.8	5%
	Average realized price[1]	($US/lb)	62.12	60.18	3%	60.35	58.28	4%
		($Cdn/lb)	85.22	82.33	4%	84.79	78.97	7%
	Revenue		523	600	(13)%	1,847	1,642	12%
	Gross profit		158	154	3%	578	467	24%
	Earnings before income taxes		172	171	1%	681	615	11%
	Adjusted EBITDA[2]		220	240	(8)%	861	788	9%
Fuel services	Production volume (million kgU)		3.1	3.2	(3)%	10.2	9.9	3%
	Sales volume (million kgU)		1.9	3.5	(46)%	8.6	7.9	9%
	Average realized price[3]	($Cdn/kgU)	49.11	34.54	42%	44.91	39.17	15%
	Revenue		91	120	(24)%	388	311	25%
	Earnings before income taxes		17	17	—	129	71	82%
	Adjusted EBITDA[2]		24	28	(14)%	156	96	63%
	Adjusted EBITDA margin (%)[2]		26	23	13%	40	31	29%
Westinghouse	Adjusted free cash flow[2]		77	89	(13)%	433	222	95%
(our share)	Net earnings (loss)		(32)	(57)	44%	32	(227)	>100%
	Adjusted EBITDA[2]		124	122	2%	569	320	78%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	Non-IFRS measure, see page 5.
[3]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

The table on the following page shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 5). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED			NINE MONTHS ENDED
	SEPTEMBER 30			SEPTEMBER 30
($CDN/LB)	2025	2024	CHANGE	2025	2024	CHANGE
Produced
Cash cost	25.20	24.31	4%	24.39	19.66	24%
Non-cash cost	11.16	9.42	18%	10.98	9.42	17%
Total production cost[1]	36.36	33.73	8%	35.37	29.08	22%
Quantity produced (million lb)[1]	4.4	4.3	2%	15.0	17.3	(13)%
Purchased
Cash cost	82.51	109.59	(25)%	94.04	100.13	(6)%
Quantity purchased (million lb)[1]	1.4	1.8	(22)%	3.3	6.2	(47)%
Totals
Produced and purchased costs	47.50	56.11	(15)%	45.95	47.83	(4)%
Quantities produced and purchased (million lb)	5.8	6.1	(5)%	18.3	23.5	(22)%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. During the quarter and in the first nine months of 2025 we purchased 0.1 million pounds at a purchase price per pound of $100.81 ($73.05 (US)). During the third quarter of 2024 we did not make any purchases from JV Inkai; in the first nine months of 2024, we purchased 1.2 million pounds at a purchase price per pound of $128.42 ($95.63 (US)).

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation and adjustments to reclamation provisions flowing through other operating expenses, that we believe do not reflect the underlying financial performance for the reporting period. In 2024, we revised our calculation of adjusted net earnings to adjust for unrealized foreign exchange gains and losses as well as for share-based compensation because it better reflects how we assess our operational performance. We have restated comparative periods to reflect this change. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2024 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2024 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 6 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 6 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the third quarter and first nine months of 2025 and compares it to the same periods in 2024.

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30		SEPTEMBER 30
($ MILLIONS)	2025	2024	2025	2024
Net earnings attributable to equity holders	—	7	391	36

Adjustments
Adjustments on derivatives	66	(28)	(109)	19
Unrealized foreign exchange losses (gains)	(28)	15	39	(10)
Share-based compensation	22	4	59	27
Adjustments on other operating expense (income)	(6)	5	(13)	(12)
Income taxes on adjustments	(22)	7	17	(9)
Adjustments on equity investees (net of tax):
Inventory purchase accounting	—	—	4	50
Acquisition-related transition costs	—	4	—	23
Unrealized foreign exchange losses (gains)	(1)	—	4	(2)
Other expenses[1]	1	10	18	13

Adjusted net earnings	32	24	410	135

[1]	Other expenses includes Westinghouse’s unrealized foreign exchange losses (gains) and costs related to long-term incentive plans.

The following table shows what contributed to the change in adjusted net earnings (non-IFRS measure, see above) for the third quarter and first nine months of 2025 compared to the same periods in 2024.

		THREE MONTHS ENDED		NINE MONTHS ENDED
		SEPTEMBER 30		SEPTEMBER 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings – 2024	7	24	36	135

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Impact from sales volume changes	(24)	(24)	23	23
	Higher realized prices ($US)	16	16	61	61
	Foreign exchange impact on realized prices	1	1	65	65
	Lower (higher) costs	10	10	(38)	(37)

	Change – uranium	3	3	111	112

Fuel services	Impact from sales volume changes	(8)	(8)	6	6
	Higher realized prices ($Cdn)	27	27	50	50
	Higher costs	(22)	(22)	—	—

	Change – fuel services	(3)	(3)	56	56

	Other changes
	Lower (higher) administration expenditures	(16)	2	(47)	(16)
	Higher exploration and research and development expenditures	(4)	(4)	(5)	(5)
	Change in reclamation provisions	13	2	3	2
	Higher earnings from equity-accounted investees	15	1	221	163
	Change in gains or losses on derivatives	(91)	3	108	(20)
	Change in foreign exchange gains or losses	44	1	(67)	(18)
	Higher (lower) finance income	3	3	(2)	(2)
	Lower finance costs	7	7	32	32
	Change in income tax recovery or expense	22	(7)	(53)	(27)
	Other	—	—	(2)	(2)

	Net earnings - 2025	—	32	391	410

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees that are not adjustments to arrive at our ANE measure. These items are reported as part of other expenses within the investee financial information and are not representative of the underlying operations. These include gains/losses on undesignated hedges, transaction, integration and restructuring costs related to acquisitions and gains/losses on disposition of business.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED FREE CASH FLOW

Adjusted free cash flow is defined as adjusted EBITDA less capital expenditures for the period.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA, adjusted cash flow, and adjusted EBITDA margin are non-IFRS measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure.

To facilitate a better understanding of these measures, the tables below reconcile net earnings with EBITDA and adjusted EBITDA for the third quarter and first nine months of 2025 and 2024.

For the quarter ended September 30, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	172	17	(32)	(157)	—
Depreciation and amortization	51	7	—	2	60
Finance income	—	—	—	(7)	(7)
Finance costs	—	—	—	28	28
Income taxes	—	—	—	16	16

	223	24	(32)	(118)	97
Adjustments on equity investees
Depreciation and amortization	2	—	94	—	96
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	49	—	49
Income taxes	3	—	(4)	—	(1)

Net adjustments on equity investees	4	—	138	—	142

EBITDA	227	24	106	(118)	239
Gain on derivatives	—	—	—	66	66
Other operating income	(6)	—	—	—	(6)
Share-based compensation	—	—	—	22	22
Unrealized foreign exchange gains	—	—	—	(28)	(28)

	221	24	106	(58)	293
Adjustments on equity investees
Restructuring costs	—	—	8	—	8
Other expenses	—	—	10	—	10
Unrealized foreign exchange gains	(1)	—	—	—	(1)

Net adjustments on equity investees	(1)	—	18	—	17

Adjusted EBITDA	220	24	124	(58)	310

[1]	JV Inkai adjusted EBITDA of $19 million is included in the uranium segment. See Financial results by segment – Uranium in our third quarter MD&A for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the quarter ended September 30, 2024:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	171	17	(57)	(124)	7
Depreciation and amortization	59	11	—	1	71
Finance income	—	—	—	(4)	(4)
Finance costs	—	—	—	35	35
Income taxes	—	—	—	38	38

	230	28	(57)	(54)	147
Adjustments on equity investees
Depreciation and amortization	2	—	93	—	95
Finance expense	—	—	54	—	54
Income taxes	3	—	(2)	—	1

Net adjustments on equity investees	5	—	145	—	150

EBITDA	235	28	88	(54)	297
Loss on derivatives	—	—	—	(28)	(28)
Other operating expense	5	—	—	—	5
Share-based compensation	—	—	—	4	4
Unrealized foreign exchange losses	—	—	—	15	15

	240	28	88	(63)	293
Adjustments on equity investees
Acquisition-related transition costs	—	—	5	—	5
Other expenses	—	—	5	—	5
Restructuring costs	—	—	24	—	24

Net adjustments on equity investees	—	—	34	—	34

Adjusted EBITDA	240	28	122	(63)	327

[1]	JV Inkai adjusted EBITDA of $31 million is included in the uranium segment. See Financial results by segment – Uranium in our third quarter MD&A for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the nine months ended September 30, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	681	129	32	(452)	390
Depreciation and amortization	174	27	—	6	207
Finance income	—	—	—	(16)	(16)
Finance costs	—	—	—	85	85
Income taxes	—	—	—	140	140

	855	156	32	(237)	806
Adjustments on equity investees
Depreciation and amortization	6	—	285	—	291
Finance income	(2)	—	(2)	—	(4)
Finance expense	—	—	149	—	149
Income taxes	11	—	25	—	36

Net adjustments on equity investees	15	—	457	—	472

EBITDA	870	156	489	(237)	1,278
Loss on derivatives	—	—	—	(109)	(109)
Other operating income	(13)	—	—	—	(13)
Share-based compensation	—	—	—	59	59
Unrealized foreign exchange losses	—	—	—	39	39

	857	156	489	(248)	1,254
Adjustments on equity investees
Inventory purchase accounting	—	—	5	—	5
Restructuring costs	—	—	35	—	35
Other expenses	—	—	40	—	40
Unrealized foreign exchange losses	4	—	—	—	4

Net adjustments on equity investees	4	—	80	—	84

Adjusted EBITDA	861	156	569	(248)	1,338

[1]	JV Inkai adjusted EBITDA of $133 million is included in the uranium segment. See Financial results by segment – Uranium in our third quarter MD&A for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the nine months ended September 30, 2024:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	615	71	(227)	(423)	36
Depreciation and amortization	148	25	—	4	177
Finance income	—	—	—	(18)	(18)
Finance costs	—	—	—	117	117
Income taxes	—	—	—	87	87

	763	96	(227)	(233)	399
Adjustments on equity investees
Depreciation and amortization	12	—	267	—	279
Finance income	—	—	(3)	—	(3)
Finance expense	—	—	172	—	172
Income taxes	27	—	(50)	—	(23)

Net adjustments on equity investees	39	—	386	—	425

EBITDA	802	96	159	(233)	824
Gain on derivatives	—	—	—	19	19
Other operating income	(12)	—	—	—	(12)
Share-based compensation	—	—	—	27	27
Unrealized foreign exchange gains	—	—	—	(10)	(10)

	790	96	159	(197)	848
Adjustments on equity investees
Inventory purchase accounting	—	—	66	—	66
Acquisition-related transition costs	—	—	29	—	29
Other expenses	—	—	20	—	20
Unrealized foreign exchange gains	(2)	—	—	—	(2)
Restructuring costs	—	—	46	—	46

Net adjustments on equity investees	(2)	—	161	—	159

Adjusted EBITDA	788	96	320	(197)	1,007

[1]	JV Inkai adjusted EBITDA of $188 million is included in the uranium segment. See Financial results by segment – Uranium in our third quarter MD&A for reconciliation.
[2]	Westinghouse earnings are after income taxes.

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the third quarter and first nine months of 2025 and 2024.

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30		SEPTEMBER 30
($ MILLIONS)	2025	2024	2025	2024
Cost of product sold	314.7	386.5	1,095.8	1,027.0
Add / (subtract)
Royalties	(33.2)	(38.4)	(127.0)	(88.5)
Care and maintenance costs[1]	(31.6)	(34.9)	(71.4)	(58.7)
Other selling costs	(2.0)	(2.9)	(8.3)	(12.2)
Change in inventories	(21.5)	(8.5)	(212.9)	93.3

Cash costs of production (a)	226.4	301.8	676.2	960.9
Add / (subtract)
Depreciation and amortization	50.7	59.3	173.5	147.5
Care and maintenance costs[1]	(3.5)	(4.5)	(5.2)	(4.7)
Change in inventories	1.9	(14.3)	(3.6)	20.2

Total production costs (b)	275.5	342.3	840.9	1,123.9

Uranium produced & purchased (million lb) (c)	5.8	6.1	18.3	23.5

Cash costs per pound (a ÷ c)	39.03	49.48	36.95	40.89
Total costs per pound (b ÷ c)	47.50	56.11	45.95	47.83

[1]

Care and maintenance costs include costs associated with Rabbit Lake and the US operations, as well as the annual maintenance shutdown at Cigar Lake and the one-month shutdown of Key Lake mill which were expensed directly to cost of sales in the quarter. The annual maintenance shutdowns all occurred in the third quarter of 2024 at Cigar Lake, McArthur River and Key Lake.

Management’s discussion and analysis (MD&A) and financial statements

The third quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and nine months ended September 30, 2025, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2024, first quarter and second quarter MD&As, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR+ at sedarplus.ca, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	CIGAR LAKE

• Greg Murdock, general manager, McArthur River, Cameco	• Kirk Lamont, general manager, Cigar Lake, Cameco

• Daley McIntyre, general manager, Key Lake, Camecoa	INKAI

• Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our perception of the evolving global energy landscape and our contribution to the long-term health and value of the nuclear industry; our expectation that our planned market purchases will help offset the impact of expected changes to our 2025 uranium outlook and inventory balances; our expectation that we will meet our delivery commitments despite the development delays at McArthur River/Key Lake; our expectations regarding our strategic partnership with Brookfield and the US Government, including the acceleration of Westinghouse’s global reactor development, its impact on energy security and supply chains, the creation of significant growth opportunities for Westinghouse and us, and our view that it will reaffirm our position as a driving force behind nuclear expansion and will leverage our integrated fuel cycle and downstream investments to meeting the rising demand for nuclear energy; the increasing momentum of nuclear energy worldwide and our contribution to the nuclear expansion and clean energy transition through focusing on strong partnerships and long-term value creation; our expectations regarding our annual dividend for 2025; the expected production levels for McArthur River/Key Lake, including its expected 2025 production shortfall; the expected production levels for Cigar Lake, including our view that its strong 2025 production levels may provide an opportunity to partially offset the McArthur River/Key Lake shortfall; the expected production level and purchase allocation for JV Inkai; our expectations regarding the timing of the delivery of our share of JV Inkai’s 2024 and 2025 production; our annual production expectation for our Fuel Services division and our continued work to achieve and maintain an ongoing production rate which satisfies long-term commitments and the demand for conversion services; our expectations regarding our contract portfolio and uranium commitments, including our expectation that we will continue layering in volumes that capture greater future upside using market-related pricing mechanisms as the uranium market continues to improve; our expected share of uranium production for 2025; our modified outlook for market purchases; our expectations for sales and deliveries volume in our uranium segment; and the timing of our third quarter conference call and announcement of our 2025 fourth quarter and annual results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that our views regarding nuclear power, its growth profile, and benefits, may prove to be incorrect; the risk that we may not be able to achieve planned production levels within the expected timeframes, or that the costs involved in doing so exceed our expectations; risks related to JV Inkai’s development or production, including the risk that JV Inkai is unable to transport and deliver its production; risks to Westinghouse’s business associated with potential production disruptions, the implementation of its business objectives, compliance with licensing or quality assurance requirements, or that it may otherwise be unable to achieve expected growth; the risk that we may not be able to meet sales commitments for any reason; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our environmental, social, governance and other values; the risk that we are adversely affected by the imposition of tariffs on Canadian energy products; the risk that the strategic partnership with Brookfield and the US Government does not result in the expected benefits for us; the risk that there are further reduced production levels from the McArthur River/Key Lake operation; the risk that the production levels of Cigar Lake will be insufficient to partially offset the shortfall at the McArthur River/Key Lake operation; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; our contract pipeline discussions; JV Inkai production and our allocation of planned production and timing of deliveries; assumptions about Westinghouse’s production, purchases, sales, deliveries and costs, the absence of business disruptions, and the success of its plans and strategies; the success of our plans and strategies, including planned production; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relations issues, aging infrastructure, and operating risks; the assumptions relating to Westinghouse’s adjusted EBITDA and net income; the assumption that we would not be adversely affected by the imposition of tariffs on Canadian energy products; the benefits of the strategic partnership with Brookfield and the US Government power for us; the impact of the delays at the McArthur River/Key Lake operation on production levels and our ability to manage and offset the corresponding production shortfall, and assumptions regarding possible further delays; the ability of Cigar Lake to achieve or exceed its expected production level; and our ability to announce future financial results when expected.

Please also review the discussion in our 2024 annual MD&A, our 2025 first and second quarter MD&As and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our third quarter conference call on Wednesday, November 5, 2025, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial please dial (833) 821-3311 (Canada and US) or (647) 846-2607. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, December 5, 2025, by calling (855) 669-9658 (Canada/ USA toll-free) or (412) 317-0088 (International toll) (Passcode 1818010)

2025 fourth quarter and annual report release date

We plan to announce our 2025 fourth quarter and annual consolidated financial and operating results before markets open on February 13, 2026. Announcement dates are subject to change.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

- End -

Investor inquiries	Media inquiries
Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com